Mail Stop 4561

February 6, 2007

John D. Yingling
Vice President and Chief Financial Officer
Tripos, Inc.
1699 S. Hanley Rd
St. Louis, MO 63144

   Re: **Tripos, Inc.**
      Form 10-K for the fiscal year ended December 31, 2005
      Form 10-Q for the quarterly period ended September 30, 2006
      File No. 000-23666

Dear Mr. Yingling:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Stephen Krikorian
      Accounting Branch Chief